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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

BIG BUCK BREWERY & STEAKHOUSE, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

089072 10 2
089072 30 0
(CUSIP Number of Class of Securities)

Anthony P. Dombrowski
President, Chief Executive Officer, Chief Financial Officer and Treasurer
Big Buck Brewery & Steakhouse, Inc.
550 South Wisconsin Street
Gaylord, Michigan 49735
(Name, Address, and Telephone Numbers of Persons Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:
 Christopher C. Cleveland
Brett D. Anderson
Briggs and Morgan, P.A.
2200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 977-8400

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee(1)

$215,500	$43.10

(1)
Pursuant to Exchange Act Rule 0-11(b), the amount of filing fee represents 1/50 of one percent of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43.10 Form or Registration No.: Schedule 13E-3 Filing Party: Big Buck Brewery & Steakhouse, Inc. Date Filed: February 23, 2004

RULE 13e-3 TRANSACTION STATEMENT

        This Amendment No. 4 to Rule 13e-3 Transaction Statement ("Schedule 13E-3") is being filed by Big Buck Brewery & Steakhouse, Inc., a Michigan corporation (the "Company"), pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder.

        The Company submitted to its shareholders a proposal to approve and adopt two amendments to the Company's Restated Articles of Incorporation providing for (1) a 1-for-10 reverse stock split of the Company's common stock, (2) cash payment of $0.25 per pre-split share to any shareholder who would not be entitled to receive at least one whole share of common stock in connection with the reverse stock split (in lieu of receiving a fractional share), and (3) a 10-for-1 forward stock split of the Company's common stock (collectively, the "Recapitalization").

        The purpose of this amendment is to report that (1) the Recapitalization was formally adopted by the holders of a majority of the Company's outstanding common stock at a Special Meeting of Shareholders held on March 25, 2004, and (2) the Recapitalization was consummated upon the terms and conditions set forth in the definitive proxy statement for the Special Meeting of Shareholders held on March 25, 2004, filed on February 26, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG BUCK BREWERY & STEAKHOUSE, INC.
By	/s/ ANTHONY P. DOMBROWSKI Anthony P. Dombrowski President, Chief Executive Officer, Chief Financial Officer and Treasurer
March 26, 2004

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RULE 13e-3 TRANSACTION STATEMENT
SIGNATURE